UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)

ProShares Trust
(Name of Issuer)

UltraShort DJ-USB Crude Oil ETF
(Title of Class of Securities)

74347W809
(CUSIP Number)

July 20, 2009
(Date of Events Which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

CUSIP No. 74347W809

1. Names of Reporting Persons Coöperatieve Centrale Raiffeisen- Boerenleenbank B.A. (Rabobank Nederland) I.R.S. Identification Nos. of above persons (entities only) 13-3036591
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3. SEC Use Only
4. Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 506,400 shares as of July 20, 2009; 0 shares as of the date of this Schedule.
6. Shared Voting Power 0 shares.
7. Sole Dispositive Power 506,400 shares as of July 20, 2009; 0 shares as of the date of this Schedule.
8. Shared Dispositive Power 0 shares.
9. Aggregate Amount Beneficially Owned by Each Reporting Person 506,400 shares as of July 20, 2009; all of which were sold prior to the date of this Schedule.
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11. Percent of Class Represented by Amount in Row (9) 9.7% as of July 20, 2009; 0% as of the date of this Schedule.
12. Type of Reporting Person (See Instructions) FI, HC

CUSIP No. 74347W809

1. Names of Reporting Persons Rabo Capital Services, Inc. I.R.S. Identification Nos. of above persons (entities only) 13-3847018
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 506,400 shares as of July 20, 2009; 0 shares as of the date of this Schedule.
6. Shared Voting Power 0 shares.
7. Sole Dispositive Power 506,400 shares as of July 20, 2009; 0 shares as of the date of this Schedule.
8. Shared Dispositive Power 0 shares.
9. Aggregate Amount Beneficially Owned by Each Reporting Person 506,400 shares as of July 20, 2009; all of which were sold prior to the date of this Schedule.
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11. Percent of Class Represented by Amount in Row (9) 9.7% as of July 20, 2009; 0% as of the date of this Schedule.
12. Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer

ProShares Trust

(b)	Address of Issuer’s Principal Executive Offices

7501 Wisconsin Avenue, Suite 1000

Bethesda, Maryland 20814

Item 2.

(a)	Name of Person Filing

(1) Coöperatieve Centrale Raiffeisen- Boerenleenbank B.A. (Rabobank Nederland)

(2) Rabo Capital Services, Inc.

(b)	Address of Principal Business Office or, if none, Residence

(1) Croeselaan 18

3521 CB Utrecht, Netherlands

(2) 245 Park Avenue

New York, New York 10167

(c)	Citizenship

(1) The country of organization is the Netherlands

(2) The state of organization is Delaware

(d)	Title of Class of Securities UltraShort DJ-USB Crude Oil ETF

(e)	CUSIP Number 74347W809

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)    Amount beneficially owned

See the responses to Item 9 on the attached cover pages.

(b)     Percent of class

See the responses to Item 11 on the attached cover pages.

 (c)   Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See Exhibit No. 99.1

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COÖPERATIEVE CENTRALE RAIFFEISEN- BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

August 13, 2009
Date

/s/ R.M. Everwijn
Signature

R.M. Everwijn / Director Long Term Funding
Name/Title

August 13, 2009
Date

/s/ Arjo Block
Signature

Arjo Block / Managing Board Rabobank International
Name/Title

RABO CAPITAL SERVICES, INC.

August 13, 2009
Date

/s/ Rebecca O. Morrow
Signature

Rebecca O. Morrow / Secretary
Name/Title

August 13, 2009
Date

/s/ David Dietz
Signature

David Dietz / Treasurer
Name/Title